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                    [LETTERHEAD OF POINTSHARE CORPORATION]

                                 June 14, 2000


VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0305
Washington, D.C.  20549
Attn:  Max A. Webb, Special Counsel

     Pointshare Corporation
     CIK: 0001032210
     Commission File No. 333-31586: Application for Withdrawal
     ---------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-31586 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on March 3, 2000.

     Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock (the "Shares"), for issuance to the public. The Shares were to be offered through Credit Suisse First Boston, Thomas Weisel Partners, LLC, J.C. Bradford & Co., and William Blair & Company as underwriter representatives. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to proceed with the sale of the Shares. The Registrant does not believe that completing a public offering on unfavorable terms would be in the best interests of the Registrant and its stockholders. No securities have been sold under the Registration Statement and no activity in pursuit of the subject offering has been taken since on or about March 30, 2000.

     Accordingly, we hereby respectfully request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

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     If you have any questions regarding the foregoing application for withdrawal, please contact Gordon Empey at Venture Law Group, legal counsel to the Registrant in connection with the Registration Statement, at (425) 739-8743.

                                       Sincerely,

                                       POINTSHARE CORPORATION

                                       /s/ Timothy J. Kilgallon

                                       Timothy J. Kilgallon
                                       President and Chief Executive Officer



cc:  Sonya Erickson, Venture Law Group
     Alan Denenberg, Shearman & Sterling
     Gordon Empey, Venture Law Group

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